December 23, 2019

Joseph M. Redling
Chief Executive Officer
StoneMor Partners, L.P.
3600 Horizon Boulevard
Trevose, Pennsylvania 19053

       Re: StoneMor Partners L.P.
           Registration Statement on Form S-4
           Filed December 20, 2019
           File No. 333-235638

Dear Mr. Redling:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer L pez, at 202-551-3792 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services